THE LAW OFFICE OF JILLIAN SIDOTI
38730 Sky Canyon Drive Suite A Murrieta, CA 92596 (323) 799-1342 (951) 224-6675 www.jilliansidoti.com

September 5, 2012

Ms. Sonia Barros
Special Counsel
Securities Exchange Commission

Re: CommonWealth Realty Partners, Inc.
Post-effective amendment to Form S-11
Filed April 23, 2012 File No. 333-164986

Dear Ms. Barros,

Thank you for your patience and assistance regarding this filing. Please see the answers to your comments below.

General

1.
We note your response to comment 1 in our letter dated July 20, 2012. Your response addresses the application of Section 15(d) to asset-backed issuers, which it appears you are not. Please provide us with your analysis as to how you complied with your reporting obligations under Section 15(d). Specifically refer to Section 15(d)(1) and Exchange Act Rules Compliance and Disclosure Interpretations Questions 153.02 and 153.03.

Even though we were unsure of our requirements to file quarterly reports, we have since filed all necessary quarterly reports along with a 10k for the year 2010. We hope this adequately satisfies this comment.

We have not offered any securities since the effectiveness of the S-11 registration statements on October 14, 2010. Since the effectiveness of the S-11, Mr. Cronin, the Company’s sole office and director was preoccupied. The Company has not purchased or disposed of any assets whatsoever. The only activity in the Company bank account has been the paying of the auditor. Mr. Cronin is now ready to commence operations on behalf of the Company and is prepared to comply with ongoing reporting requirements and Section 5.

The issuer acknowledges that:

●	the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not foreclose the Commission from taking any action with respect to the filing;
●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
the Company may not assert the Commission’s action of declaring the filing effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Further,

(i) The Company acknowledges that in connection with the comments made by the staff of the Commission on the Form S-11, the staff has not passed generally on the accuracy or adequacy of the disclosure made in the Form S-11;

(ii) The Company acknowledges that the acceleration of the effectiveness of its Form S-11 does not relieve the Company of its responsibility for adequate and accurate disclosure in the Form S-11; and

(iii) The Company represents that it will not assert as a defense in an action by the Commission or any other party the fact that the effectiveness of its Form S-11 was accelerated by the Commission.

If you have any questions or need any additional information to grant effectiveness, please advise.

Sincerely,
Jillian Ivey Sidoti, Esq.